FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       [X]

                                    Form 40-F
                                       [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes
                                      [ ]
                                      No
                                      [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               Eidos plc
By:     /S/ Stuart Cruickshank
        -----------------------
        Stuart Cruickshank
        Chief Financial Officer
By:     /S/ Michael McGarvey
        -----------------------
        Michael McGarvey
        Chief Executive Officer


Date: 17 June 2004

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

EXHIBIT                                                                REFERENCE

Press Release dated 17 June 2004 - Eidos Announces Review of Strategic Alternatives and Provides a Business
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